

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

R. Blake Chatelain
President and Chief Executive Officer
Red River Bancshares, Inc.
1412 Centre Court Drive
Suite 501
Alexandria, LA 71301

      Re: Red River Bancshares, Inc.
          Registration Statement on Form S-3
          Filed August 11, 2022
          File No. 333-266784

Dear Mr. Chatelain:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Eric Envall at (202) 551-3234 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance